AMENDMENT NO. 1 TO THE MANAGEMENT SERVICES AGREEMENT

This Amendment No. 1 to the Management Services Agreement is made as of the 17th day of December, 2012 (the “Amendment”).

WHEREAS Sprott Resource Lending Corp. (the “Corporation”) and Sprott Lending Consulting LP (the “Consultant”) entered into a management services agreement dated September 7, 2010 (the “Management Services Agreement”);

AND WHEREAS the Corporation and the Consultant desire to amend Section 3(d) of the Management Services Agreement to revise which Nominees shall be provided by the Consultant.

NOW THEREFORE, the undersigned hereby covenant and agree as follows:

1.	Capitalized terms used herein without definition shall have the meanings ascribed to such terms in the Management Services Agreement.

2.	Section 3(d) of the Management Services Agreement shall be amended by deleting such section in its entirety and replacing such section with the following wording:

provide the services of four (4) appropriately qualified individuals, one to serve as a director of the Corporation, one to serve as the president and/or chief executive officer and as a director of the Corporation, one to serve as the chief financial officer of the Corporation and one to serve as the president and/or chief operating officer of the Corporation (collectively, the “Nominees”). The Corporation agrees to propose to its shareholders for election a slate of directors which includes the two (2) Nominees indicated to serve as directors, provided that any such Nominee will agree to resign, and the Consultant shall agree to cause each Nominee’s resignation, upon the termination of this Agreement;

3.	This Amendment shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

4.	This Amendment may be executed in counterparts (including counterparts by facsimile), and all such counterparts taken together shall be deemed to constitute one and the same agreement.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF, this Amendment has been executed by the parties hereto as of the date first written above.

SPROTT RESOURCE LENDING CORP.

By: “Jim Grosdanis”
Name: Jim Grosdanis
Title: Chief Financial Officer

By: “Narinder Nagra”
Name: Narinder Nagra
Title: Chief Operating Officer

SPROTT LENDING CONSULTING LP, by
its general partner, SPROTT LENDING CONSULTING GP INC.

By: “Peter Grosskopf”
Name: Peter Grosskopf
Title: Chief Executive Officer and President

By: “Jim Grosdanis”
Name: Jim Grosdanis
Title: Chief Financial Officer